# Change Log for Form SBSE-A/A

**Applicant Name:** BNP Paribas SA
**Date**: 07/04/2025
**NFA No. :** 0247694

| Date | Question/Page # | Description of Change |
|---|---|---|
| 07/04/2025 | Schedule A | • Updated the list of Principals to reflect the addition of Guillaume Poupard, Valerie Chort, Bertrand de Mazieres, Nicolas Peter, and Aaron Rozenek.<br>• Updated the list of Principals to reflect that Marion Guillou and Michel Tilmant are no longer Principals of BNP Paribas SA. |